Exhibit 99.1

Baidu Announces Inclusion of Its Class A Ordinary Shares in the Shenzhen-Hong Kong Stock Connect and Shanghai-Hong Kong Stock Connect Programs

BEIJING, China, September 6, 2026 – Baidu, Inc. (“Baidu” or the “Company”) (Nasdaq: BIDU; HKEX: 9888 (HKD Counter) and 89888 (RMB Counter)), a leading AI company with strong Internet foundation, today announced that the Company’s Class A ordinary shares traded on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) have been included in the Shenzhen-Hong Kong Stock Connect program, effective today, September 7, 2026 (Beijing time). The previously announced inclusion of the Company’s Class A ordinary shares in the Shanghai-Hong Kong Stock Connect program also became effective today. Eligible investors in the Chinese Mainland now have direct access to the trading of Baidu’s Class A ordinary shares through both programs.

The inclusion of Baidu’s Class A ordinary shares in the Shenzhen-Hong Kong Stock Connect program is pursuant to the Announcement on Adjustment of the List of the Eligible Stocks in Hong Kong Stock Connect under the Shenzhen-Hong Kong Stock Connect issued by the Shenzhen Stock Exchange on September 7, 2026.

Taken together, the inclusion in the Shanghai-Hong Kong Stock Connect and the Shenzhen-Hong Kong Stock Connect marks an important step toward expanding the Company’s reach among Chinese Mainland investors and is expected to further diversify its investor base and enhance the liquidity of its shares.

Baidu appreciates the continued support of its shareholders and investors and remains committed to driving sustainable growth and creating long-term value for shareholders.

About the Shenzhen-Hong Kong Stock Connect

The Shenzhen-Hong Kong Stock Connect is a mutual stock market access mechanism between the Chinese Mainland and Hong Kong under which the Shenzhen Stock Exchange and the Hong Kong Stock Exchange have established technical connectivity to enable investors in the Chinese Mainland and Hong Kong to trade eligible shares listed on the other’s market through their local securities companies or brokers.

About the Shanghai-Hong Kong Stock Connect

The Shanghai-Hong Kong Stock Connect established a two-way trading link between the Shanghai Stock Exchange and the Hong Kong Stock Exchange. The stock connect allows qualified Chinese Mainland investors to access eligible Hong Kong shares (Southbound) as well as Hong Kong and overseas investors to trade eligible A-shares (Northbound), subject to a certain amount of daily quota.

About Baidu

Founded in 2000, Baidu’s mission is to make the complicated world simpler through technology. Baidu is a leading AI company with strong Internet foundation, trading on Nasdaq under “BIDU” and HKEX under “9888”. One Baidu ADS represents eight Class A ordinary shares.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, Baidu’s and other parties’ strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in announcements made on the website of the Hong Kong Stock Exchange, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Baidu’s growth strategies; its future business development, including development of new products and services; its ability to attract and retain users and customers; competition in the Chinese Internet search and newsfeed market; competition for online marketing customers; changes in the Company’s revenues and certain cost or expense items as a percentage of its revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese-language Internet search and newsfeed market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers, and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission, and announcements on the website of the Hong Kong Stock Exchange. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

SOURCE Baidu, Inc.

Investor Relations, Baidu, Inc., Tel: +86-10-5992-8888, Email: ir@baidu.com

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